04045275

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

1st October 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2004 OCT -4 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in Company – 28th September 2004.

Please also find attached a copy of the Semi-Annual published Company accounts.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

Dlw 10/4

Karolina Subczynska
In-House Legal Counsel

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 1st October 2004:

Holdings in Company

28 September 2004

The Company was notified on 27 September 2004 by Threadneedle Asset Management Limited that it holds 3,605,651 Ordinary Shares in the Company on behalf of Zurich Financial Services and its Group. This holding is held through Littledown Nominees Limited and represents 4.87 per cent. of the total issued share capital of the Company.

On the same date the Company was also notified by Capital Group Companies Inc., on behalf of its affiliates, that it now holds 2,390,000 Ordinary Shares in the Company on behalf of Smallcap World Fund Inc. This holding is held through State Street Nominees Limited and represents 3.23 per cent. of the total issued share capital of the Company.

On 28 September 2004 the Company was notified by Landsdowne Partners Limited Partnership, that, following a purchase of shares, it now holds 4,424,189 Ordinary Shares in the Company on behalf of client funds that it manages. This holding represents 5.98 per cent. of the total issued share capital of the Company.

On the same date the Company was also notified by Merrill Lynch Investment Managers Group Limited that it now holds 10,129,738 Ordinary Shares in the Company (representing 13.69 per cent. of the total issued share capital of the Company), of which 9,113,838 Ordinary Shares are held through Nutraco Nominees Limited.

- Ends -

PETER HAMBRO MINING PLC

INTERIM SUMMARISED CONSOLIDATED ACCOUNTS

FOR THE PERIOD ENDED 30th JUNE 2004

Registered number: 4343841

Independent Review Report to Peter Hambro Mining Plc

PETER HAMBRO MINING PLC

We have been instructed by the company to review the financial information of Peter Hambro Mining plc for the period ended 30 June 2004 set out on pages 2 to 11 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the AIM Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information of Peter Hambro Mining plc as presented for the six months ended 30 June 2004.

St. Paul's House,
Warwick Lane, London
EC4M 7BP

MOORE STEPHENS
Registered Auditor
Chartered Accountants

21 September 2004

PETER HAMBRO MINING PLC

Summarised Consolidated Profit and Loss Account for the period ended 30 June 2004

(expressed in US $'000s)

	Note	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Year to 31 December 2003 $'000
Turnover: group and share of joint ventures		28,182	17,554	**54,260**
Less: share of joint ventures' turnover		(5,015)	-	(10,605)
Group turnover	2	**23,167**	**17,554**	**43,655**
Operating profit		**5,316**	**4,169**	**13,795**
Profit on disposals of discontinued operations		-	-	930
Share of operating profit of joint ventures		928	-	3,690
Amortisation of goodwill in joint ventures		(389)	-	(391)
Interest payable and similar charges	4	(2,009)	(1,678)	(2,536)
Other income		581	404	769
Profit on ordinary activities before taxation				
Group		4,131	2,895	13,082
Joint ventures		296	-	3,175
		4,427	**2,895**	**16,257**
Taxation on profit on ordinary activities	5	(931)	(156)	(5,270)

	Note			
Profit on ordinary activities after taxation				
Group		3,580	2,739	8,738
Joint ventures		(84)	-	2,249
		3,496	**2,739**	**10,987**
Minority interests		(282)	(83)	(604)
Profit retained for the period		**3,214**	**2,656**	**10,383**
Earnings per ordinary share	14	**$0.049**	**$0.050**	**$0.177**
Diluted earnings per share	14	**$0.046**	**$0.047**	**$0.167**

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

PETER HAMBRO MINING PLC

Summarised Consolidated Balance Sheet as at 30 June 2004

(expressed in US $'000s)

	Note	30 June 2004 $'000	31 December 2003 $'000	30 June 2003 $'000
Fixed Assets				
Intangible assets				
Mineral properties		75,260	71,173	79,055
Capitalised exploration and development expenditure		4,747	2,159	2,816
Tangible assets				
Property, plant and equipment		45,137	39,163	35,712
Investments	6	36	2	4,395
Investments in joint ventures:				
Goodwill		2,559	2,969	-
Share of gross assets		17,749	14,445	-
Share of gross liabilities		(11,172)	(8,135)	-
		134,316	**121,776**	**121,978**
Current Assets				
Stock and work in progress		12,096	11,355	9,823
Debtors		19,504	16,235	16,296
Cash at bank and in hand		52,544	14,827	27,484
		84,144	**42,417**	**53,603**
Creditors, amounts falling due within one year	7	(21,613)	(42,144)	(46,498)
Net Current Assets/(Liabilities)		**62,531**	**273**	**7,105**
Total Assets less Current Liabilities		**196,847**	**122,049**	**129,083**
Creditors, amounts falling due after more than one year	8	**(6,845)**	**(4,179)**	**(20,437)**

	Note			
Provision for liabilities and charges		(1,444)	(1,504)	(117)
Net Assets		**188,558**	**116,366**	**108,529**
Capital and Reserves				
Share capital	9	1,193	1,010	1,010
Share premium	9	153,932	85,252	85,252
Merger reserve		8,755	8,755	8,755
Contingent reserve on acquisition		6,304	6,304	6,304
Share incentive reserve		40	40	40
Profit and loss account		17,486	14,272	6,545
Equity shareholders' funds	10	**187,710**	**115,633**	**107,906**
Minority interests		848	733	623
		188,558	**116,366**	**108,529**

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Directors on 21 September 2004

P.C.P. Hambro **P.A. Maslovskiy**

PETER HAMBRO MINING PLC

Summarised Consolidated Statement of Cash Flows

for the period ended 30 June 2004

(expressed in US $'000s)

	Note	Six months to 30 June 2004 $ '000s	Six months to 30 June 2003 $ '000s	Year to 31 December 2003 $ '000s
Net cash inflow from operating activities	11	4,136	2,189	11,785
Net cash outflow from returns on investments and servicing of finance		(1,976)	(2,055)	(3,699)
Taxation Paid		(380)	(1,239)	(3,264)
Capital Expenditure and Financial investment		(7,118)	(11,921)	(14,001)
Acquisitions and Disposals		(6,986)	(5,821)	(9,468)
Cash Outflow before Financing		(12,324)	(18,847)	(18,647)
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	12, 13	(18,827)	19,284	6,427
Net receipt from issuing shares		68,868	25,659	25,659
Increase in cash at bank and in hand		37,717	26,096	13,439

Notes

1. Principal Accounting Policies

The Company was incorporated on 20 December 2001, under the name Excelsior Corporation plc as part of a planned reorganisation of an existing group headed by Peter Hambro Mining Limited. Subsequent to the formation of the Company, Peter Hambro Mining Limited was renamed Eponymousco Ltd ('Eponymousco') and the Company was renamed Peter Hambro Mining PLC. On 17 April 2002, the Company acquired the whole of the share capital of Eponymousco and on 29 April 2002 obtained admission to the London Alternative Investment Market ('AIM'). These events are considered to be a reorganisation of a continuing business.

a) Basis of preparation

The interim financial statements have been prepared in accordance with the accounting policies set out in the group's financial statements for the year ended 31 December 2003. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 1. The interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the year ended 31 December 2003 are derived from the statutory accounts filed with the Registrar of Companies. The auditors' report on the statutory accounts was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

b) Principles of consolidation

The Company has two 100% subsidiaries: Eponymousco and Peter Hambro Mining (Cyprus) Ltd (formerly Plastor Trading Limited). Plastor Trading Limited was acquired in June 2003. Peter Hambro Mining (Cyprus) Ltd acts as a holding company for 100% of the share capital of OOO Tokurskiy Rudnik. The Company also has one joint venture: ZAO Omchak (50%), a joint venture incorporated in Russia and a 50% subsidiary Victoria Resources Ltd, a company set up as part of the joint venture arrangement with Rio Tinto. The results and balances of Victoria Resources Ltd were excluded from consolidation on the grounds that they are not material to the Group.

Eponymousco has one subsidiary, OAO Pokrovskiy Rudnik formerly JSC Pokrovskiy ("Pokrovskiy Rudnik"), a company incorporated in Russia. At 30 June 2004 Eponymousco owned 53.11% of Pokrovskiy Rudnik and a further 44.6% of the share capital is held by the Company.

Pokrovskiy Rudnik has one Russian incorporated subsidiary, OAO Yamalzoloto ("Yamalzoloto") which holds the Novogodnee Manteau licence. Yamalzoloto (90%) was acquired in April 2004. Pokrovskiy Rudnik also has one joint venture: ZAO Rudnoye (50%), a joint venture incorporated in Russia.

The results and balances of the subsidiary undertakings, except for Victoria Resources Ltd, have been consolidated in these financial statements. Joint venture undertakings have been consolidated using the gross equity method.

2. Turnover

All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

It should be noted that emergence from winter temperatures in Eastern Russia during the first part of the year causes lower heap leach production than in the second half of the year. However dependence on the heap leaching operations was reduced following the commissioning of the new plant in September 2002 which allows year-round production.

Notes (continued)

3. *Reserve Bonus Scheme*

The holders of the Reserve Bonus Units have, once again, re-evaluated the effect of the scheme on the affairs of the Group and its shareholders. In light of this, subject to clarification of the Russian and UK tax consequences for both the holders and the company, the holders have indicated a willingness to exchange their US$5 per reserve ounce units for a 1.5% production based payment. The Committee of Independent Directors has received a recommendation from the Group's Nomad, Canaccord (Europe) that implementation of such a scheme would be in the Group's interest. The Committee of Independent Directors is reviewing implementation of such a scheme with advice from the company's advisors and will make a recommendation as soon as possible. Once received, approval of the recommendation will be sought from shareholders at the earliest opportunity.

4. *Interest Payable and Similar Charges*

	30 June 2004 $'000	30 June 2003 $'000
Finance lease charge	309	143
Bank loan interest	1,961	1,672
Other loan interest	48	276
Share of joint ventures' interest payable and similar charges	243	-
	2,561	2,091
Less finance cost capitalised	(552)	(413)
	2,009	1,678

5. *Taxation*

The Company does not anticipate a corporation tax charge for the period as all profits arise in its subsidiary Pokrovskiy Rudnik and the Company itself has suffered losses. The Russian profit tax charge for Pokrovskiy Rudnik for the period ended 30 June 2004, based on the tax rate 24% was US$653,000 (2003 - US$156,000). The rest of the tax charge relates to the deferred tax.

Notes (continued)

6. *Investments*

	30 June 2004 $'000	31 December 2003 $'000
Other investments	36	2
	36	2

The Company and the Group have the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

Principal subsidiary undertakings and joint ventures	Country of incorporation	Principal Activity	Principal Country of Operation	Effective proportion of shares held
Eponymouso Ltd	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
Pokrovskiy Rudnik	Russia	Gold production	Russia	97.7%
Joint venture Omchak	Russia	Gold production	Russia	50%
Joint venture Rudnoye	Russia	Gold production	Russia	49%
Tokurskiy Rudnik	Russia	Gold production	Russia	100%
Yamalzoloto	Russia	Gold production	Russia	88%

In April 2004 Pokrovskiy Rudnik acquired 90% of the share capital of OAO Yamalzoloto for a consideration of US$5.3m. Yamalzoloto has been consolidated in these financial statements.

Notes (continued)

7. Creditors, amounts falling due within one year

	30 June 2004 $'000	31 December 2003 $'000
Trade creditors	2,629	2,180
Tax liability	593	349
Finance lease liabilities falling due within one year	1,753	1,112
Note payable	-	8,000
Short term loans	5,086	11,795
Short term element of long term loans	7,000	11,500
Due to former shareholders of subsidiary	1,449	1,428
Due to Omchak joint venture	-	3,817
Other creditors	3,103	1,963
	21,613	42,144

8. Creditors, amounts falling due after more than one year

	30 June 2004 $'000	31 December 2003 $'000
Due to former shareholders of subsidiary	3,332	3,284
Long term borrowing	1,568	-
Finance lease liabilities falling due after one year	1,945	895
	6,845	4,179

Notes (continued)

9. Share Capital

	Company	
Ordinary shares	30 June 2004 $'000	31 December 2003 $'000
Allotted, called up and fully paid:		
At the beginning of the period	1,010	751
Issued in exchange for 100% holding in Peter Hambro Mining (Cyprus) Ltd	-	101
Other new issues	183	158
At the end of the period	1,193	1,010
Number of shares (par value £0.01)	No'000	No'000
Authorised	100,000	100,000
Issued at the beginning of the period	63,999	47,985
Issued in exchange of 100% holding in Peter Hambro Mining (Cyprus) Ltd	-	6,000
Other new issues	10,000	10,014
At the end of the period	73,999	63,999

During the period 10,000,000 shares in the Company were issued for consideration of £4.00 per share. As a result of these transactions a share premium of US$68.7m after commissions and share issue costs of US$4.5m was created.

10. Equity shareholders' funds

	30 June 2004 $'000	31 December 2003 $'000
Opening balance	115,633	48,071
Issue of share capital	68,863	50,875
Issue of contingent shares	-	6,304
Profit for the period	3,214	10,383
	187,710	115,633

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiary and joint venture undertakings, by applicable legislation in Russia and in accordance with their statutory financial statements, which are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

Notes (continued)

11. Net Cash inflow from Operating Activities

	30 June 2004 $'000	30 June 2003 $'000
Cash received from customers	23,167	17,554
Cash paid to suppliers and employees	(14,108)	(11,845)
Other proceeds	53	291
Other expenses	(4,976)	(3,811)
Net cash inflow from operating activities	4,136	2,189

12. Reconciliation of Net Cash Flow to Movement in Net Debt

	30 June 2004 $'000
Increase in cash at bank and in hand	37,717
Cash outflow from decrease in debt and lease financing	18,827
Change in net debt resulting from cash flow	56,544
New finance lease	(2,862)
Exchange difference	(15)
Movement in net debt in the period	53,667
Net debt at 1 January	(18,475)
Net debt at 30 June	35,192

The amount of cash outflow from decrease in debt and lease financing is net of the Loan from HVB of US$15 million which was drawn down in two tranches in March and May 2004 and fully repaid in June 2004.

13. Analysis of Net Debt

	At 1 Jan. 04 $'000	Cash Flow $'000	Other non-cash changes $'000	Exchange movement $'000	At 30 Jun. 04 $'000
Cash in hand and at the Bank	14,827	37,717	-	-	52,544
Debt due within one year	(31,295)	19,240	-	(31)	(12,086)

Debt due after one year	-	(1,584)	-	16	(1,568)
Finance leases	(2,007)	1,171	(2,862)	-	(3,698)
Total	(18,475)	56,544	(2,862)	(15)	35,192

Notes (continued)

14. Earnings per ordinary share

	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Year to 31 December 2003 $'000
Profit for the period US$'000	3,214	2,656	10,383
Weighted average number of ordinary shares	65,158,815	53,420,218	58,767,529
Earnings per ordinary share	US$0.049	US$0.050	US$0.177
Weighted average number of ordinary shares	65,158,815	53,420,218	58,767,529
C shares	2,759,368	2,759,368	2,759,368
Contingent shares	1,500,000	91,667	803,571
Weighted average number of diluted shares	69,418,183	56,271,253	62,330,468
Diluted earnings per share	US$0.046	US$0.047	US$0.167

PETER HAMBRO MINING PLC

INTERIM REPORT FOR THE PERIOD ENDED 30 JUNE 2004

On its 10th Anniversary Peter Hambro Mining plc is pleased to present the results of a successful half year's activity.

Highlights	6 months to 30/6/2004	6 months to 30/6/2003	Variance for period	*12 months to 31/12/2003*
Pokrovskiy Rudnik gold production	60,025 Oz	47,700 Oz	+25.8%	*120,641 Oz*
Other attributable gold production	14,307 Oz	0 Oz	--	*28,148 Oz*
Total Attributable gold production	74,332 Oz	47,700 Oz	+55.8%	*148,789 Oz*
Pokrovskiy Rudnik Cash Costs (Gold Institute Standard) (US$/oz)	US$130	US$140	-7.1%	*US$105*
Pokrovskiy Rudnik average gold price received (US$/oz)	US$394	US$346	+13.9%	*US$361*

Figures in US$'000 unless otherwise stated	6 months to 30/6/2004	6 months to 30/6/2003	Variance for period	*12 months to 31/12/2003*
Turnover: Group and share of joint ventures	28,182	17,554	+60.5%	*54,260*
Operating profit	5,316	4,169	+27.5%	*13,795*
Pre tax profit	4,427	2,895	+52.9%	*16,257*
Profit retained for the period	3,214	2,656	+21.0%	*10,383*
Net cash inflow from operating activities	4,136	2,189	+88.9%	*11,785*
Earnings per share, US$	0.05	0.05	-	*0.18*
Diluted earnings per share, US$	0.05	0.05	-	*0.17*
Weighted average number of shares ('000) during the period	65,159	53,420	+22.0%	*58,768*
Net Assets *(at close of period)*	188,558	108,529	+73.7%	*116,366*
Net Cash/(Debt) *(at close of period)*	35,192	(17,869)	+196.9%	*(18,475)*

Note: In 2003 the second half year's production was 53% higher than the first half due to the winter period.

Results

During the first six months of 2004 in comparison to the same period of 2003:

- Group attributable gold production increased by 56% to 74,332 ounces;
- Gold Institute Cash Costs at Pokrovskiy reduced by 7% to US$130/oz;
- The Group achieved an average of US$394/oz on gold sales, increase of 14%. PHM as a policy does not hedge gold production;
- Pokrovskiy post-tax profit increased by 78% to US$6.43 million;
- Group Profit for the period increased by 21% to US$3.21 million; and
- Group net cash of US$35.19 million compare to net debt of US$18.48 million at the 2003 year end.

Furthermore the Group achieved the following during the period:

- Expansion programme at Pokrovskiy plant nearing completion. Throughput is expected to be increased by 50% to 1.5m tonnes per year with full commissioning in October;
- Micromine system up and running at Pokrovskiy, providing both an optimisation of mine planning and operational control on a daily basis. This contributes to reduction of mining costs;
- Pokrovskiy deposit geological model model has been audited and confirmed by a qualified person under JORC code;
- Planned mining of high grade ore of Pioneer's Apophysis No1 commenced in September and being processed at the Pokrovskiy mill; and
- Independent report on Tokur and surrounding deposits conducted by the State Geological Agency (Dalgeophysica) confirms the Groups original estimate on the significant potential of the deposit (about 1 million ounces in B and C Russian reserve categories, c.2.9 million ounces of P1 Russian resource categories and 24.1 in P2 and P3 Russian resource categories).

Chairman's statement

The Group celebrates its first decade of commercial life with excellent half year results particularly from Pokrovskiy. 55% higher production, 7% lower costs and a 14% improvement in the gold price is the combination of which every gold producer dreams. Add the Group's exploration success at Pioneer and Pokrovskiy and the potential at Tokur, now confirmed by Dalgeophysica, and at the other acquisitions and the picture of a fully rounded mining company with both production and exploration is complete.

It is particularly gratifying that we have achieved a cost reduction by 7% when our energy prices in Russia have increased by approximately 25% in the same period.

What Pavel Maslovsky and his team in Russia have achieved is truly magnificent. On behalf of all shareholders, I thank all those involved enormously. Personally, I am also very grateful, on behalf of the Company, to the other shareholders themselves, who have supported PHM in its endeavours during its first ten years.

The audit work done by Micromine confirms the Pokrovskiy deposit ore model and I look forward to the JORC code reserves and resources that will be derived from the final report.

In every corner, the world daily becomes a more frightening place and uncertainty, both physical and financial, dogs the lives of all of us. In such a climate, gold, which relies on no one's promise, becomes a more and more attractive investment medium. I believe that demand for physical gold and its price in most currencies are likely to rise to reflect this.

As the Group starts the last quarter of its 2004 financial year, I am happy to say that I find it in a very strong situation. It is profitable, has cash in the bank and has reserves and resources that are growing and becoming better defined. The gold price looks buoyant and the Group has a large number of new projects to work on.

In specific terms, I am enthusiastic about the imminent 50% increase in production capacity as the extension of the Pokrovskiy mill comes on stream in October. In addition, trial mining of high grade ore from the Pioneer deposit has started and this is already being treated in the Pokrovskiy plant. Pokrovskiy Rudnik is actively planning for a further large increase in its production capacity to handle the newly identified ore in the surrounding area. The Group is also developing plans for the longer-term treatment of Pioneer's ore and work to connect the electricity supply and substation is well underway.

It will take time and investment to bring these plans for the next phase to fruition but, in the mean time, we believe that the 204,000 ounce production forecast for 2004 will be achieved.

Peter Hambro

Pokrovskiy Operations Report

In the first half-year 2004, 60,025 oz gold were recovered compared to 47,700 oz during the same period in 2003 with the cash cost per ounce at Pokrovskiy reduced by 7% to US$ 130 per ounce – a major reason being an increase in gold recovery by 21%. The principal achievements in the first half-year 2004 were stable operation of the gold extraction plant, and optimisation of mine planning and management, with the use of a Micromine geological model of the deposit.

Production for the first half of 2004 is to budget and on schedule to meet the Group's forecast for the year.

OAO Pokrovskiy Rudnik	Units	2004 1H	2003 1H	*Var %*
Plant				
Ore from Pit	t '000	304	234	*30%*
Grade	g/t	4.2	4.3	*(2%)*
Ore from Stockpile	t '000	202	128	*58%*
Grade	g/t	2.8	3.3	*(15%)*
Total milled	t '000	506	362	*40%*
Grade	g/t	3.7	3.9	*(5%)*
Gold Produced	oz '000	53.9	41.5	*30%*
Heap Leach				
Ore Stacked	t '000	309	351	*(12%)*
Grade	g/t	1.8	2.1	
Gold Produced	oz '000	6.2	6.1	*2%*
Total Recovered Gold	oz '000	60.0	47.7	*26%*

Mining

Volumes of ore moved in the year were increased, reflecting the improved efficiency of the earthmoving fleet. The development of the pit, carried out according to the mine plan, required waste pre-stripping which meant that proportionately less ore was moved. However, the amount of high grade ore mined was increased, as was the use of stockpiles, and this more than made up for the planned lower tonnage from the pit. As a result of an increase in volumes of ore moved, tonnes treated, and a slight reduction in head grade, a significant improvement in the amount of gold produced was achieved.

OAO Pokrovskiy Rudnik	Units	2004 1H	2003 1H	*Var %*
Total Material Moved	m3 '000	2,034	1,950	*4%*
Ore mined	t '000	438	451	*(3%)*
- Average grade	g/t	3.5	3.1	*13%*
- Gold content	oz '000	49.6	44.7	*11%*
Including high-grade ore	t '000	304	253	*20%*
- Average grade	g/t	4.2	4.2	*0%*
- Gold content	oz '000	41.4	34.4	*20%*

Resin in Pulp Plant

In the half-year 506,000 tonnes were processed through the Resin in Pulp ("RIP") plant, compared with 362,000 in the first half of 2003, showing a 40% increase in line with design capacity. The average grade which was put through the mill was 3.7 g/t, the result of mixing 4.2 g/t material from the pit and lower grade ore of 2.8 g/t from stockpiles. RIP plant production in the reporting period corresponded with the planned production parameters, and, during the whole of the first 6 months of 2004, which included the ramp up period, met its improved design production rate of 1 million tonnes of ore per year. This rate is now being exceeded.

Commissioning of the third circuit at the RIP plant is expected to be completed in the beginning of October, ahead of schedule. Full commissioning of the plant is expected to take place during October resulting in a 50% increase in throughput capacity to 1.5 million tonnes per annum.

An internal scoping study on a further series of increases to plant capacity at Pokrovskiy is currently underway. The Group has a 1 million ounce per annum production target from Pokrovskiy and Pioneer by the end of 2009. Significant increases in production capacity at Pokrovskiy are planned to take advantage of the recently discovered reserves and resources in close proximity to the existing mill.

Heap Leach Operations

In the first half of 2004 Pokrovskiy Rudnik altered the design of the heaps, changing to double stacking in order to increase the recovery rates during the heap leach process. The success of this is confirmed by actual production results in the first half-year of 2004 when 6,200 oz of gold were produced. This demonstrates the superior recoveries which make up for the lower tonnage stacked at a lower grade. Double ore stacking also allows increased volumes. During the remainder of 2004 it is planned to heap leach an additional 100,000 tonnes of ore (an increase of 20%).

As part of the heap-leach optimisation process during the first half of 2004 Pokrovskiy Rudnik also commenced the construction of the third heap-leach pad. This will allow an increase of c.67% of heap leach capacity together with a flexibility to allow ongoing planned maintenance of the heaps during the year.

Although gold produced from heap-leach operations slightly increased in comparison with the first 6 months of 2003 the contribution of the heap-leach to overall production decreased as a result of the substantial increase in production through the mill. An anticipated increased level of heap leach production in the second half of the year due to the optimisation undertaken and seasonal effects is expected to increase overall production levels.

GIS Operating Cost Analysis

As reported in the Company's 2003 Annual Report, the Group now reports and breaks down its operating costs according to the internationally recognised Gold Institute Standard.

	2004 1H	2003 1H		2003
	Figures reported in US$ per oz of gold produced			
Direct mining expenses	100.7	96.2		80.3
Third-party smelting, refining and transportation costs	5.8	3.6		3.7
By-product credits	(0.4)	(0.4)		(0.3)
Other	24.2	40.4		20.8
Cash Operating Costs	**130.3**	**139.8**	***-7%***	**104.5**
Royalties	23.3	19.0		22.1
Production taxes	7.0	10.6		5.0
Total Cash Costs	**160.6**	**169.4**	***-5%***	**131.6**
Non-cash movement in stock	7.9	9.6		7.6
Depreciation/Amortisation	38.6	42.6		35.8
Total Production Costs	**207.1**	**221.6**	***-7%***	**175.0**

It should be noted that the 67% reduction in other costs resulted mainly from economies of scale with the Group's increased production rate. The largest area affected is in general administration where costs as a proportion of production have decreased significantly. Direct mining costs were adversely affected by an increase in fuel and electricity prices in Russia of approximately 25% in the period. Accordingly the overall cost reduction of 7% is a great achievement.

Micromine

Introduction of the Micromine planning system is in process. Previously management's reserves and resources model of Pokrovskiy deposit has been audited and confirmed by Dmitry Pertel, Chief Geologist of Micromine, a qualified person under JORC code. Micromine expects that a full JORC code report will be available shortly.

Laboratory Analysis

Significant work has been undertaken by the Group to improve laboratory capacity, previously, a major bottle neck on Group exploration programmes. A new facility is under construction at Pokrovskiy which should increase capacity by 250%. Sampling capacity is expected to increase from 4000 assays a month to 10, 000 assays a month. Work should be completed in January and will cover the needs of the geological teams at both Pioneer and Pokrovskiy.

In addition a new facility have been built near Blagoveshensk. This facility is expected to be in operation in December 2004 and will fulfil the exploration needs of the rest of the Group's gold portfolio. The designed capacity of this laboratory is 30.000 samples a year. Additional capability will be installed to fulfil geochemical analyses over 150,000 samples per year on 45 chemical elements.

The Group is also modernising an existing analytical unit supporting exploration works for Tokur and the surrounding group of deposits. A new set of modern equipment is being installed which will provide capacity to analyse 30,000 samples a year.

Omchak JV Operations Report

Production from the 50%-owned Omchak JV is ahead of target for the year. In the first half of 2004 the JV produced 25,081 oz of gold, of which 50% is attributable to Peter Hambro Mining. The JV entities

produced 12% more than in the corresponding period of last year (22,356 oz in the first half year 2003). Berelekh, one of the JV's entities, is an alluvial gold producer which generates most of its income in the second half of the year due to the seasonal character of alluvial production. During the half year period Berelekh upgraded its fleet of loaders at total cost of US$2.1 million. These new vehicles should enable the Company to increase its gold production in the second half of the year.

The Group expects Omchak production in the second half of the year to be significantly higher than in the first half 2004, as like PHM it is affected by climate. Furthermore the effect on Peter Hambro Mining's attributable production will be more significant due to the previous year only accounting for the last four months, since inception of the JV.

Exploration & Development

Pioneer

This year in the Pioneer area 48 inclined exploration holes have been drilled with a total length of 7630m. 18 of these are short (30.6 - 100m) exploitation-planning holes within the boundary of the planned open-pit on Apophysis 1 and the Promezhutochnaya zone. This allowed, as a result, a drillhole grid 40-20m x 20m within the pits. 2251m of shallow 'mapping' holes have been drilled during exploration. Deep drilling was concentrated on tracing extension of Apophysis No.1 to the north-east, and an ore shoot / stockwork to the west. On the Promezhutochnaya zone, the estimation grid was infilled to 80 x 20m. As a result of this drilling, visible gold (grade in samples will be >100g/t) has been identified here and it has been hypothesised that a second ore shoot exists at the Pioneer ore occurrence, and this is currently being exploited.

As forecast, trial mining of high grades from Apophysis No. 1 commenced in July and the first ore was delivered to the Pokrovskiy plant in September 2004.

The mining of the high grade Apophysis No 1 has commenced ahead of schedule, and the first ore was treated through the Pokrovka plant in September. Exploration at Pioneer has continued to identify generally higher grade Apophyses, which has increased the Group's geological team's confidence in the grade and reserve potential. Apophyses in the Bakhmut zone and a new Apophyses, in the Promezhutochnaya zone have been traced at surface for several hundred metres, with strong mineralisation, although assay results are still awaited. Such discoveries support the Company's belief that a go-ahead decision on the development of a large stand alone operation at Pioneer can be made in the near future.

The starter pit for the ore being treated through Pokrovskiy mill shows that the intersection zone between the main orebody and the Apophysis is a stockwork. In the central part of this stockwork, which will be exploited by the test pit, the content of gold in some samples reaches 200-350g/t and averages 14.1g/t for a horizontal thickness of 46 metres. The consistency of the stockwork has been proved with new drill holes showing average grades of 19.86 g/t for a thickness of 30.5 meters at a depth of 30-60 meters. Previous drill holes show the mineralisation continues to a depth of at least 150 metres, and it is still open to depth. The high grade ore is contained in thin (3 - 15 mm) quartz - limonite veins.

Geology of the deposit at Pioneer has demonstrated that the present method of sampling being used could cause understatements in the assessment of the resources base since using this method thinner veins could have been missed. 2004 PHM's Annual Report showed that the Pioneer deposit was thought to host 2.2 million ounces of "off balance" C Russian reserve category and 1.0 million ounces of P1 and 7.0 million ounces of P2 and P3 Russian resources categories as of the 31 December 2003.

Flanks of the Pokrovskiy deposit.

Estimation drilling has been carried out on a 80m x 20m grid on the western flank of Pokrovka 1, 80-160m west of Pit No.1. An extension of thick and intensively silicified rock, similar to the Pokrovskoye deposit, has been established. Assays from 900 samples are not yet available.

Tokur and the North East Deposits

The Group commissioned an independent report on the reserves and resources estimated by the Group Chief Geologist at Tokur and the surrounding deposits of Voroshilovskoye and the Malomir Surround. Dalgeophysica, the State Geological Agency, and also the Group's independent contractor for the analysis of reserves and resources at both Pioneer and in the Rio Tinto JV at Chagoyansk, have supported that the estimates made by PHM were correct in both their quantum and quality. A summary of this report will be made available on the Tokur page of the Group's website.

Over the reporting period the Group concentrated on investigating the mineralised zone of the Glavniy fault. First and foremost, the central part of the fault was studied, in the region of the Tokur deposit. This section of the ore zone has been explored with trenches on 40m intervals and deep drillholes on 20-40m intervals. According to the available isolated assays, gold grades in the zone range from 1.2 to 18 g/t. Visually the enriched zone seems to extend 350m laterally.

Similar work has also been done on the western flank of the mineralised zone of Glavniy fault in the region of the Innokentyevskoye deposit. Here, exploration holes intersected a zone of silicified rock (up to 10.2-15m thick) visually similar to the central Tokur area.

Furthermore, the Nalednaya zone has been traced to depth from drillholes on a 320-160m x 80m grid. A silicified/sulphide mineralised zone has been followed to a depth of 100m.

Out of 1500 samples collected this year only 41 have so far been assayed.

Exploration mapping work has continued and as a result of this work, a number of prospective ore-bearing structures have been identified, but still need to be confirmed by trenching.

Malomir

Detailed exploration mapping has been completed on the north-east flank of Malomir, on the extension of the Diagonalnaya zone. A wide (up to 500m) long (2.5km) zone of geophysical anomaly has been established here. The Company's geologists interpret this as a continuation of the Diagonalnaya ore zone represented by a gently dipping mineralised crush zone in which about 80% of the Malomir deposit reserves are concentrated. Work is continuing on the south-west flank.

Voroshilovskoye

Exploration work is being completed (trenching, drilling) within the limits of previously worked areas of ore zones Maiskaya, Oktyabrskaya, Voroshilovskaya. As a result of field work carried out, areas of the previously worked rich ore zones have been identified. Possible thickness would be not more than 5-7m, and lateral extent 50-100m. From a few assays (42 received out of 5000), the gold grade is up to 17-20g/t. In the area of high gold grades we have laid out an infill drilling grid 40m x 40m which should allow (in 2005) us rapidly to estimate an increase in reserves for TKZ (Territory Commission on Reserves) and obtain an extended licence.

Other projects

During the half year 2004 exploration licences were obtained for three other gold deposits in Amur region at very early stages of development: **Sopka Izvestkovaya, Gar II and Adamikha.** Geological materials for these areas have been collected. Planning for preparation of the project documentation is under way.

Rudnoye JV with OAO Soloviovskiy Mine.

The Group formed a 50/50 "Rudnoye" JV in August 2003 with OAO Soloviovskiy Mine, with the main focus being the acquisition of hard rock exploration and development assets within the JV partner's own established infrastructure associated with its alluvial gold production operations. The JV was successful in acquiring the Odolgo and Bryanta deposits, and it is now fast tracking these towards small scale production.

Exploration work at Odolgo indicates that most of the gold in the deposit is less than 1mm in grain size, and suggests that previous exploration work could have underestimated final grades by as much as 1.5 to 2 times.

About 75% of an initial 76mm diameter drill programme has been completed and around 1500 assays are still awaited. However, gold mineralisation has now been verified as being associated with thin veinlets of amethyst quartz, at a density of around 1%.

At Bryanta, an initial phase of mapping has been completed. Gold grades in grab samples taken from occurences of argillaceous cretaceous volcanics have been determined up to 1.5g/t

Novogodnee Manteau

When acquired in April 2004 the deposit had estimated C2 reserves of approximately 418,000 ounces at an average grade of 14 g/t, P1 resources of approximately 1.1 million ounces and P2 resources of approximately 2.0 million ounces. However the Group is re-evaluating geological and geophysical data on the deposit and the surrounding 42 km² licence area, since there are indications that the original estimates may have under-estimated the reserves and resources. This is because the deposit, in the light of recently acquired information, seems to be amenable to open-pit, rather than underground mining and thus the 7 g/t cut-off grade maybe too severe. In addition a number of geochemical and geophysical anomalies have been identified. One of them, Zapadnaya, is of particular interest; drilling and trenching here has started and mineralization is identified. The Group expects to make further information on Novogodnee Manteau available as soon as the data is better understood and is currently considering the best way to take this project forward.

Ametistovoye.

In June 2004 Peter Hambro Mining Plc signed a memorandum of understanding to acquire the company that holds the licence for the Ametistovoye deposit in Kamchatka. As part of its due diligence process, the Group has acquired exploration and other data on the project from Eurasia Mining PLC, a company which abandoned its option to develop the project. This material is being evaluated by the Group's technical team.

Chagoyansk JV with Rio Tinto

We expect to conclude negotiations on the detailed terms of the joint venture covering Rio Tinto's proposed formal ownership of a stake in the asset. Airborne surveying of the asset has been commissioned from Dalgeophysica and is expected to commence in early October. Further analysis of previously recorded data on the asset and satellite photos have generated promising results.

Financial Analysis & Shareholders Funds

Reserve Bonus Scheme

The Company and the holders of the Reserve Bonus Units have agreed in principle (subject to clarification of the Russian and UK tax consequences for both the holders and the Company) to substitute the previously agreed RBS settlement arrangements by a revenue based royalty. If implemented this proposal creates significant cash-flow savings for the Company.

Under the terms of the proposal the proposed 1.5% royalty on future revenue is replacing the holders' current entitlement to US$5/oz per reserve ounce when these are defined. A revenue royalty is subject to the risks surrounding the translation of reserve ounces to production. These include:-

- Actual recoveries of gold that are less than the forecast gold reserves
- Time value discount, since royalty payments are made from production revenue, sometimes years after reserves are discovered, whereas the original scheme called for up-front payments before production commenced.

Accordingly, under the newly proposed arrangements, the holders of the scheme will be agreeing to take on an increased project risk as well agreeing to receive any prospective payments at a later date.

The Committee of Independent Directors is reviewing implementation of such a scheme with advice from the Company's advisors and will make a recommendation as soon as possible. Once received, approval of the recommendation will be sought from shareholders at the earliest opportunity.

Fundraising

During the period, the Group placed 10,000,000 ordinary shares at a price of £4.00 per share, raising approximately US$71 m (before expenses)

Operating Currency

The Group's operating costs are predominately Rouble denominated but debt and revenue is largely United States Dollar and gold price denominated. During the first three months of the year the Rouble continued appreciating against the Dollar. The picture reversed in April 2004 when the Dollar gained significantly during the first three weeks of April and then stabilised at an average of RUR29 per US$1. Exchange rates moved from RUR29.45 per US$1 at 31 December 2003 to RUR 29.03 at the end of the first 6 months. As a rule the Group holds cash and debt in US dollars

Treasury & Financial Analysis

Professional and banking fees associated with recent corporate activities account for some US$1.5 million of expenses this half year and a temporary exchange translation loss for the Company of US$381,000 has also reduced the profit. The exchange loss of approximetely US$376,000 in the books of PHM plc was a result of revaluation of some GBP16.8 million into US Dollar equivalent at the exchange rate prevailing at 30 June 2004 but was reversed shortly after the end of the accounting period when most of the sterling balances were converted into US Dollars at a very favourable exchange rate.

The net cash position of the Group improved significantly, net debt of US$18.5 million at 31 December 2003 reversed to net cash of US$35.2 million as at 30 June 2004.

A new fleet of bulldozers and Belaz heavy vehicles increased our finance lease liability by US$2.9 million in the first six months of the year. More finance leasing activities are expected in the second half of the year as a result of the planned production expansion.

Conference Call

A conference call to discuss the announcement will be hosted by Peter Hambro, Chairman of Peter Hambro Mining PLC, at 12.00 noon (UK time), Wednesday 22nd September. The Dial-in number will be +44 (0) 2089963950 and the pass code 895572#.

Replay will be available for seven days after the call has finished on +44 0129 6618700 with access code 572908.